InkSure Technologies Inc.

18 East 16th Street, Suite 307, New York, NY 10003

November 25, 2013

VIA EDGAR AND EMAIL

Mrs. Sherry Haywood, Staff Attorney
Mr. Ernst Greene, Staff Accountant
Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InkSure Technologies Inc. (the "Company")
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2013 (the “Preliminary Proxy Statement”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013 (the “Form 10-K”)
File No. 000-24431

Dear all,

The purpose of this letter is to respond to your letter of November 18, 2013 with respect to the above-captioned Filings. For ease of reference, each of your original comments is followed by the Company’s response. In addition, the Company has filed an updated version of the Preliminary Proxy Statement on the date hereof to reflect the changes we describe below and other updates due to the passage of time.

Preliminary Proxy Statement on Schedule 14A

General

1.           Please include with your amended preliminary proxy statement, information about the acquiring and acquired companies in compliance with Item 14 of Schedule 14A including Item 14 (a)(4), (b)(8)-(11).

United States Securities and Exchange Commission

November 25, 2013

With respect to Item 14(a)(4) of Schedule 14A, we direct the staff to the following references in the Preliminary Proxy Statement which meet Item 14(b)’s requirements:

(1) Summary Term Sheet (Item 1001 of Regulation M-A). See pages 7-11 of the Preliminary Proxy Statement under the heading “Summary of the Proxy Statement”.

(2) Contact Information. See page 1 of the Preliminary Proxy Statement under the heading “General Information–The Annual Meeting of Stockholders”.

(3) Business Conducted. See pages 7-8 of the Preliminary Proxy Statement under the heading “Summary of the Proxy Statement–The Companies”.

(4) Terms of the Transaction (Item 1004(a)(2) of Regulation M-A). See pages 16-22 of the Preliminary Proxy Statement under the heading “The Sale of Assets by the Company”, page 35 of the Preliminary Proxy Statement under the heading “Certain Ancillary Agreements–Accounting Treatment” and page 36 of the Preliminary Proxy Statement under the heading “Interest of Certain Persons in the Asset Sale”.

(5) Regulatory Approvals. See page 22 of the Preliminary Proxy Statement under the heading “The Sale of Assets by the Company–Regulatory Matters”.

(6) Reports, Opinions, Appraisals (Item 1015(b) of Regulation M-A). Not applicable.

(7) Past Contacts, Transactions or Negotiations (Items 1005(b) and 1011(a)(1) of Regulation M-A): See pages 18-19 of the Preliminary Proxy Statement under the heading “The Sale of Assets by the Company–Background of the Transaction”.

In addition, with respect to Items 14(b)(8)-(11) of Schedule 14A, we respectfully direct the staff to Instruction 2(b) of Item 14 of Schedule 14A, which states that with respect to transactions in which only the security holders of the target company are voting, the financial information in paragraphs (b)(8)-(11) of Item 14 for the acquiring company and the target need not be provided.

2.           Please note that the completion of our review of your proxy statement is subject to the completion of our review of your Form 10-K for the fiscal year ended December 31, 2012.

The Company acknowledges that the completion of your review of our Preliminary Proxy Statement is subject to the completion of your review of our Form 10-K.

United States Securities and Exchange Commission

November 25, 2013

Proxy Statement Cover Page

3.           We note that you have checked the “No fee required” box, even though the transaction involves the sale of substantially all of your assets. Please advise, or otherwise revise your disclosure and tell us how you are complying with Exchange Act Rules 14a- 6(i) and 0-11.

We have revised the disclosure in the Preliminary Proxy Statement to include the fee calculated in compliance with Exchange Act Rules 14a-6(i) and 0-11. The Company has paid the fee as of the date hereof.

Letter to Stockholders and Notice of Annual Meeting of Stockholders

4.           Because this letter to stockholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the transactions.

We have revised the Notice of Annual Meeting of Stockholders and the Preliminary Proxy Statement to indicate that the interests of our President and Chief Executive Officer in the Asset Sale may be different from the interests of the our stockholders.

Interests of Certain Persons in the Asset Sale, page 36

5.           Please confirm that your President and Chief Executive Officer is the only officer or director to have an interest in this transaction as disclosed on page 11. Otherwise, please disclose individually and in the aggregate the amount of each of your officers and directors’ interests.

The Company hereby confirms that our President and Chief Executive Officer is the only officer to have an interest in this transaction as disclosed on page 11 of the Preliminary Proxy Statement.

Proxy Card

6.           Please revise to indicate that the forms of proxy are preliminary copies. Refer to Rule 14a-6(e)(1) of the Exchange Act.

We have revised the form of proxy attached to the Preliminary Proxy Statement to indicate that the form of proxy is a preliminary copy.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Note 5 – Discontinued Operations, page F-11

United States Securities and Exchange Commission

November 25, 2013

7.           You disclosed that your board of directors decided to discontinue all further research and development projects which were not directly related to your core business of anti- counterfeiting and brand protection, including Radio Frequency Identification and SARCode. Please provide the following:

•           Please tell us how you determined that projects not directly related to your core business were components of an entity pursuant to ASC 205-20-20;

The staff is advised that the Company's RFID technology meets the definition of Component of an Entity as an asset group, pursuant to ASC 205-20-20 which is cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Our RFID technology was a unit of accounting for a long-lived asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Moreover, the assets group was generally available for its intended use as demonstrated in one sole transaction.

•           Please also tell us how you determined that you met the requirements of ASC 205-20- 45-1 for classifying your activities of projects not related to your core business as discontinued operations; and

The staff is advised that the Company's disposal of its  RFID technology was determined to meet both criteria of ASC 205-20- 45-1.

a.	The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity didn't have any significant continuing involvement in the operations of the component after the disposal transaction.

As described in Item 3 of Form 10-K for Fiscal Year Ended December 31, 2012, the Company received a request for arbitration regarding a sale of the  RFID technology, that occurred prior to the disposal of the RFID  technology by the Company.

The staff is advised that the Company included general and administrative expenses of $226,000 and $100,000 in fiscal years 2012 and 2011, respectively. These expenses represent contingent liability expenses incurred in connection with the Company's RFID technology’s sole transaction.

•	In fiscal year 2011, we accrued $100,000 as a contingent liability due to our initial estimation of the outcome of the arbitration.

•
In fiscal year 2012, after the arbitration was finalized on November 5, 2012, Optaglio s.r.o., a Czech Republic limited liability company, or Optaglio, the plaintiff, and the Company entered into a commercial settlement, under which all the expenses the Company had to accrue were $326,000, of which $100,000 were accrued in 2011 and the rest were expensed in 2012.

United States Securities and Exchange Commission

November 25, 2013

The expenses that the Company accrued in its financial statements for the years ended December 31, 2012 and 2011 were in connection with such settlement of contingencies that arose from and that are directly related to the operations of the RFID technology prior to its disposal. In accordance with ASC 205-20-55-19 these expenses are not considered a significant continuing involvement in the operations of the disposed component.

•           You have included general and administrative expenses of $226,000 and $100,000 in fiscal 2012 and 2011. Given that these expenses were incurred subsequent to 2010, please tell us what these expenses represent and how you determined that these expenses should be classified as discontinued operations. Please specifically address whether these expenses are direct or indirect cash flows pursuant to ASC 205-20-55-9 to 55-18. Please also address whether or not these expenses represent continuing involvement pursuant to ASC 205-20-45-1(b).

As mentioned above, those general and administrative expenses are contingent liability expenses due to an arbitration request derived from a sale that occurred before the RFID technology was disposed. We refer the staff to our response for comment 7, bullets 1 and 2, as to the nature of the amount and why it is not considered a continued involvement in operations of the disposed component.

The staff is advised that in accordance with ASC 205-20-55-7, these expenses should be accounted for as indirect cash flows. The cash outflows associated with the expenses are not related to the continuance of activities or migration as defined in ASC 205-20-55-7 to be characterized as direct cash flows, hence, the Company characterized them as indirect cash flows.

To further clarify, the staff is advised that in accordance with ASC 205-20-45-1(b), these expenses do not represent continuing involvement due to the implementations guidelines of ASC 205-20-55-19, which states that a settlement of contingencies that arise from and that are directly related to the operations of the component prior to its disposal is not considered as the Company's continuing involvement in the disposed component.

United States Securities and Exchange Commission

November 25, 2013

The Company acknowledges the following:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at (+972) 8-6212120 or our attorney, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979, if you have any questions or require additional information.

Respectfully,

InkSure Technologies Inc.
By:	/s/ David (Dadi) Avner
David (Dadi) Avner
Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.